UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2022 (Report No. 4)

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada Street
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On November 23, 2022, Jeffs’ Brands Ltd issued a press release titled “Jeffs’ Brands Targeting the $2 Billion Market of Pest Control Products by Entering into a Non-Binding Term Sheet with an Amazon.uk Market Leader of Pest Control Products with $6 Million Revenues in 2021,” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Jeffs’ Brands Ltd dated November 23, 2022, titled “Jeffs’ Brands Targeting the $2 Billion Market of Pest Control Products by Entering into a Non-Binding Term Sheet with an Amazon.uk Market Leader of Pest Control Products with $6 Million Revenues in 2021.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: November 25, 2022	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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